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November 8, 2015 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3030	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Washington, D.C. 20549-3628

Attention: Mr. Perry J. Hindin, Special Counsel

Re:	Pericom Semiconductor Corporation
Definitive Proxy Statement on Schedule 14A
Filed October 30, 2015
File No. 000-27026

Dear Mr. Hindin:

Based on our discussion with you on Friday, November 6, 2015, and in response to the comment letter (the “SEC Comment Letter”) from the staff of the Office of Mergers & Acquisitions in the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 5, 2015, with respect to Pericom’s initial response letter (the “Initial Response Letter”) to the Commission, dated November 4, 2015 we are submitting this letter on behalf of Pericom Semiconductor Corporation (“Pericom” or the “Company”). For your convenience, we have included below background information of the matter, repeated in italicized text the comment of the Staff contained in the SEC Comment Letter and set forth our response below such comment. All terms used but not defined in this letter have the meanings assigned to such terms in Pericom’s definitive proxy statement on Schedule 14A originally filed with the Commission on October 30, 2015 (the “Proxy Statement”).

Background

As the Staff knows, on September 2, 2015, Pericom, Diodes Incorporated (“Diodes”) and PSI Merger Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Diodes agreed to acquire Pericom through a merger of Merger Sub with and into Pericom (the “Merger”). Pericom engaged a proxy solicitor on September 8, 2015, and caused broker search cards to be distributed by such solicitor (the “Broker Search”) on that very same day using September 22, 2015 as the record date (the “Record Date”) for the special meeting of Pericom’s shareholders to consider and vote upon a proposal to approve the Merger Agreement (the “Special Meeting”). On September 17, 2015,

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nine days after the Broker Search was initiated using the Record Date, Pericom received a competing offer (the “Montage Offer”) to acquire the Company from Montage Technology Group Limited (“Montage”) and filed its preliminary proxy statement on Schedule 14A with respect to the Merger Agreement with Diodes with the Commission.

Comment

We are unable to agree with your conclusion that based on the factors cited in your response letter it was impracticable for the Company to conduct the required inquiry 20 business days prior to the record date of the November 20, 2015 special meeting. Please advise us immediately of the Company’s intention to comply with the Exchange Act Rule 14a-13.

Response

Why the Company Set the Record Date When It Did:

In response to our recent telephone conversation, we hereby respectfully submit for the Staff’s consideration further details regarding the unique facts and circumstances relating to the Merger that were considered by the Company in connection with the setting of the Record Date:

•	Developments in the Semiconductor Industry. Pericom operates in the intensely competitive semiconductor industry, which has been characterized by substantial cyclicality, rapid technological change and heightened foreign and domestic competition. The semiconductor industry is also experiencing rapid and accelerating consolidation, where scale is increasingly important. The industry also appears to be entering into a cycle of industry softness, which is expected by many to worsen.

•	Pericom’s Competitors. Pericom’s competitors are significantly larger, with many more resources. Thus, in the event that the Merger were not to be consummated, in addition to the others risks generally attendant to any acquisition which is not ultimately consummated, Pericom had specific concerns that it would be left with few targets available for inorganic growth in an industry dominated by significantly larger competitors (which are regularly becoming even larger).

•

Risks to Pericom Relating to Delay. Pericom’s business has several individual attributes which caused it to have concerns with the prospect of an extended period of time between signing and closing of the Merger. For example, Pericom’s business operates using short-term orders and shipment schedules. Pericom does not have long-term purchase agreements with any of its customers, who can typically cancel or reschedule their orders with Pericom without significant penalty. The substantial cyclicality and rapid technological change associated with the semiconductor industry and Pericom’s specific lack of long-term purchase agreements with its customers, leaves Pericom particularly exposed to market volatility. When combined with the significant constraints imposed on

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Pericom’s business under Section 5.9 of the Merger Agreement during the pendency of the Merger, the Company had serious concerns that it could experience significant deterioration in its business between signing of the Merger Agreement and the closing of the Merger (which is effectively conditioned solely on obtaining the approval of Pericom’s shareholders) and thus sought to minimize such time period by convening the Special Meeting as soon as possible. As described further below, the concerns of the Company have, in fact, already begun to materialize.

The Company respectfully submits that, based on these facts and circumstances together with the unique facts and circumstances described below, the Company reasonably determined that it was impracticable to set a record date for 20 business days following initiation of the Broker Search.

At the time of the initiation of the Broker Search, Diodes and Pericom believed that Pericom would likely be in a position to mail a definitive Proxy Statement to its shareholders as early as September 23, 2015 (the day following the Record Date), assuming that the Staff did not select the Proxy Statement for review. The Company respectfully submits that the foregoing assumption was reasonable in the context of a cash merger transaction. Diodes also consistently urged Pericom to mail the Proxy Statement and convene the Special Meeting as soon as possible.

In light of the fact that the consummation of the Merger at this point is dependent solely on Pericom shareholder approval at the Special Meeting, the volatility and other risks present in the semiconductor industry, the Company’s specific exposure to these risks as a result of the factors described in this letter, the Company’s obligations under the Merger Agreement, and Diode’s demands to move quickly, the Company considered very carefully the need to establish a record date that would allow the Company to convene the Special Meeting as soon as possible and, subject to obtaining shareholder approval, ensure that Pericom shareholders obtain the merger consideration from Diodes.

In addition, as noted in the Proxy Statement, the Merger is not subject to regulatory approval in any jurisdiction, unlike most acquisitions of public companies. The time required to obtain such regulatory approvals and/or to satisfy such other closing conditions typically results in a delay between the signing of the definitive agreement and the closing of the acquisition. As a result of the inherent delay in having to seek regulatory approvals or satisfy other closing conditions present in most public company sale transactions, there is less urgency to convene the special shareholder meeting to approve the acquisition and the parties typically would have sufficient time to initiate a broker search well in advance of the record date. However, the transaction between Pericom and Diodes is not constrained by any required regulatory approvals or other significant closing conditions other than Pericom shareholder approval. At the time the Record Date was set, the only gating item to the closing of the Merger and the receipt of the merger consideration by Pericom shareholders was the approval of the Merger by Pericom’s shareholders at the Special Meeting.

For the reasons set forth above and those included in the Initial Response Letter, the Company continues to believe that it would have been impracticable to set a record date a full 20 business days following initiation of the Broker Search.

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Moreover, Pericom confirmed with its proxy solicitor that 10 business days represented more than adequate time for a complete and accurate broker search based on the Company’s specific facts and circumstances, and the proxy solicitor specifically confirmed that the results of such a search would in this case be at least as accurate, and perhaps more accurate, if the search were conducted 10 business days prior to the record date as compared to 20 business days prior to the record date. As a result, Pericom was satisfied that its broker search fully satisfied the underlying policy objectives of Rule 14a-13 based on the unique circumstances presented.

Why Re-setting the Record Date Now Would Be Impracticable and Harmful to the Company and its Shareholders:

The Company respectfully submits that it would be impracticable for the Company to now set a new record date and initiate a new broker search, as doing so would impose an undue and detrimental burden on the Company and would not be in the best interests of its shareholders.

In order for the Company to conduct a new broker search in compliance with Exchange Act Rule 14a-13, California law and the Company’s bylaws, the Company would need to set a new record date for the Special Meeting which is at least 20 business days following initiation of the new broker search. Assuming the Company would direct its proxy solicitor to initiate such an inquiry on Tuesday, November 10, 2015, the earliest record date permitted by Exchange Act Rule 14a-13 would be Thursday, December 10, 2015. Pursuant to Section 701 of the California General Corporation Law, a record date for a special meeting of shareholders may be set no more than 60 days and no less than 10 days prior to the date of the special meeting. Thus, the earliest date on which the Special Meeting could be held by law following a December 10, 2015 record date is Monday, December 21, 2015.

Although there is no legal impediment to holding the Special Meeting on Monday December 21, 2015 (the earliest date possible if Pericom were to initiate a new inquiry on Tuesday, November 10, 2015, and set a new record date as soon as permitted thereafter), there are logistical considerations that weigh heavily against convening a shareholder meeting at the end of the calendar year. That is, the Company’s proxy solicitors have cautioned the Company against holding a shareholder meeting in the last weeks of December given the travel and business interruptions typical of the year-end and new year holiday weeks, which may increase the risk of failing to reach a quorum or prevent shareholders from receiving proxy materials distributed during such period. In addition, the Company’s proxy solicitors have advised that it may be difficult to obtain a quorum if the meeting is held less than 3 weeks after the record date, and many of the Company’s shareholders would likely be unable to submit their votes in time.

Thus, the Company would likely need to delay holding the Special Meeting until the first full week of January 2016—some 7 weeks from the originally scheduled Special Meeting date of November 20, 2015. The Company strongly believes that a delay in the Special Meeting date is not in the best interests of the Company or its shareholders, including for the following reasons:

•	While the Merger is pending, the Company is subject to business uncertainties (which have been greatly exacerbated by the publicly announced, unsolicited Montage Offer)

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that impair its ability to attract, retain and motivate key personnel, including key technical and engineering staff and sales representatives. Since the Merger was announced, many of the Company’s employees have reported being aggressively solicited by recruiters and Pericom’s competitors, and one of the Company’s key sales representatives has already resigned. This risk is particularly harmful to the Company as a result of the highly competitive market for technical talent in Silicon Valley, the Company’s principal place of business, and the relatively small size of the Company’s employee base.

•	The uncertainties caused by the pendency of the Merger (and the announcement of the Montage Offer) are also having a detrimental impact on the Company’s relationships with customers, suppliers and other third parties. While the Merger is pending, the Company is expending considerable time and resources attempting to address the concerns and expectations of these parties. This issue is particularly pronounced for the Company as a result of the fact that the Company’s primary distribution partners and sales representatives are different than those of either Diodes or Montage (or in cases where the parties share distribution partners, their respective relationships with these partners are vastly different). These distribution partners and sales representatives are also entitled to sell Pericom’s competitors’ products, and Pericom therefore, as a normal course of business, places great importance on keeping mindshare with its channel partners who have significantly greater business with those competitors. Uncertainties regarding whether or not the Merger (or the transactions contemplated by the Montage Offer) will be consummated, and what changes would result from an acquisition of the Company by either Diodes or Montage, have caused great concern for the Company’s distributors who have reduced their sales and promotional efforts with respect to Pericom’s products and may be shifting attention to selling Pericom’s competitors’ products. Such uncertainties may also cause Pericom’s strategic customers to shift share of end market demand to Pericom’s competitors. Pericom’s customers continuously adjust their inventories in response to changes in end market demand for their products and the availability of semiconductor components. This results in frequent changes in demand for Pericom’s products. Thus, a customer’s loss of confidence in Pericom can manifest itself in lower share awards fairly quickly. Since Pericom does not have long term contracts with its customers, any or all of these concerns create a risk for significant loss of revenue for Pericom until a transaction is consummated.

•	Pericom believes that both Diodes and Montage are interested in gaining value from the strength of Pericom’s sales channel and key customer relationships, particularly because each party has little product overlap with Pericom and in the case of Montage less geographic overlap with key customers. To the extent that uncertainties during the pendency of the Merger erodes the value of such relationships, Pericom is subject to increased risks to its business. Such deterioration in Pericom’s business may also result in a “Material Adverse Effect” on the Company under the Merger Agreement, which could give Diodes the right to terminate the Merger Agreement, depriving Pericom’s shareholders of the right to receive the merger consideration set forth in the Merger Agreement.

•	The Company’s suppliers and manufacturing partners have also been reluctant to commit significant manpower or capital equipment to support the manufacturing of the Company’s products. Pericom sells mostly multi-sourced products and, very rarely, is in the enviable position of being a sole source provider. Pericom competes by being nimbler, better, faster and more responsive to gain strategic business. A longer period of uncertainty causes strategic customers, who Pericom has fought so hard to win over, to become nervous about a smaller supplier being purchased by a company that has not yet had the opportunity to express continued support for Pericom’s product lines.

November 8, 2015

•	As described in the Initial Response Letter, under Section 5.1 of the Merger Agreement, prior to the Merger’s consummation, the Company is constrained in the conduct of its business, including limitations on its ability to incur indebtedness, enter into or modify material contracts, modify employee benefit arrangements, increase compensation for employees, hire new employees or officers, make capital expenditures and settle claims. These constraints limit the Company’s ability to make strategic decisions and to adopt and deploy timely competitive strategies and counter measures in the highly competitive and fast-paced semiconductor industry. Many of the Company’s key initiatives have been put on hold during the pendency of the Merger.

•	While the Merger is pending, the Company is expending considerable time and expense to educate the Company’s shareholders with respect to the value of the Merger and, further, to respond to communications made by Montage regarding the Montage Offer which, as detailed in the Company’s various recent filings with the Commission, is rife with uncertainty and risk despite the offer’s higher per share price.

•	Compounding all of this is the fact that the industry softness that the Company feared has materialized.

The Company believes that any further delay in the Special Meeting date will leave the Company and its shareholders unnecessarily exposed to the potentially deleterious effects of such delay—including market and industry wide risks, the risk of losing customers, suppliers and key employees to the uncertainty of a prolonged acquisition and, importantly, the risk that that the Merger may not ultimately be consummated.

Furthermore, the Company does not believe that a delay in the Special Meeting date would impact the Montage Offer. As detailed in the Company’s various recent filings with the Commission, the board of directors of the Company (the “Company Board”) unanimously determined that the premium represented by the Montage Offer is highly uncertain, does not outweigh or adequately compensate the Company’s shareholders for the very real possibility that Montage would not be able to close an acquisition of the Company, and is clearly not in the best interests of the Company’s shareholders. In fact, Institutional Shareholder Services, a prominent proxy advisory firm, shares these sentiments and has recommended that the Company’s shareholders in favor of the Merger with Diodes.

The Company has clearly communicated its concerns regarding the uncertainty of Montage’s financing commitments to Montage and its advisors over the course of many months of negotiations and discussions between the parties which have taken place both before and after execution of the Merger Agreement with Diodes, as described further below. The Company’s management team first met with Montage’s Chief Executive Officer and President on March 13, 2015. Montage provided an initial verbal indication of interest on June 20, 2015 and submitted its final written offer on July 17, 2015, claiming at that time that Montage would be ready to enter into a definitive agreement by August 6, 2015. However, notwithstanding Montage’s

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initial target signing date of August 6, 2015, Montage was unwilling to participate in an organizational call until August 4, 2015. During such call, Montage indicated that it no longer expected to be in a position to enter into a definitive agreement by August 6, 2015 and needed more time to obtain financing. Montage provided a revised expected signing date of August 31, 2015. However, as the revised target signing date approached, Alex Hui, the Chief Executive Officer of the Company, requested a meeting with Montage’s Chief Executive Officer to negotiate key business terms. Mr. Hui’s request was refused. Instead, on August 28, 2015, Montage’s financial advisor indicated that the completion of Montage’s financing arrangements was still at least a number of weeks away and reiterated Montage’s refusal to have executive level-discussions regarding key business terms. Despite the Company’s efforts to decelerate the Diodes process and give Montage more time to obtain committed financing, in light of, among other reasons, Montage’s previous extensions of the expected execution date of a merger agreement, the lack of visibility with respect to Montage’s ability to secure definitive financing and the timing of receipt of such financing and the significant regulatory risk associated with an acquisition of the Company by Montage, the Company Board determined that a transaction with Diodes was in the best interest of the Company’s shareholders and approved the Company’s entry into the Merger Agreement on September 2, 2015.

On September 19, 2015, the Company received the Montage Offer. From September 19, 2015 through October 25, 2015 Pericom’s officers engaged in further discussions with Montage and its advisors regarding the Montage Offer. During such discussions, the Company clearly communicated numerous alternatives to address the Company’s concerns with respect to the uncertainty of Montage’s financing commitments, all of which have been set forth in the Company’s various recent filings with the Commission. Despite the Company’s clear and repeated requests to address such concerns, and despite having more than 8 months from the date of initial discussions and nearly 5 months from the date of its initial indication of interest to secure additional or revised commitments or to pursue any of the alternatives suggested by the Company, Montage has been unable or unwilling to do so.

The Company has no reason to believe that Montage will take action to address these concerns at this time or at any time before any new Special Meeting date resulting from an initiation of a new broker search. Of course, as stated in the Company’s various recent filings with the Commission, the Company Board has a duty to obtain the highest value reasonably available to the Company’s shareholders, and in carrying out such duty, the Company Board would consider any actions taken by Montage prior to the Special Meeting to address such concerns and would take whatever actions the Company Board determines to be in the best interests of the Company’s shareholders, including, if merited, a postponement of the Special Meeting.

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On the basis of the foregoing, we respectfully submit that distributing broker search cards 20 business days prior to the Record Date was impracticable within the meaning of Rule 14a-13(a)(3)(i) and that it would not be practicable for the Company to initiate a new inquiry and to set a new record date, thereby delaying the Special Meeting by approximately seven weeks. In fact, such a draconian result would potentially create significant risk for, and the Company sincerely believes is not in the best interests of, Pericom’s shareholders.

November 8, 2015

If you have any questions or require any further information regarding the matters contained in this letter, please feel free to contact me at (650) 463-3060 or tad.freese@lw.com. We greatly appreciate your time and consideration.

Very truly yours,

/s/ Tad Freese
Tad Freese of LATHAM & WATKINS LLP

cc:	Alex Hui, Pericom Semiconductor Corporation